BB 3/10

08028815

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 03 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partner Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Burton Hills Boulevard, Suite 375
(No. and Street)

Nashville, Tennessee 37215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Van 615-312-4120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Puryear, Hamilton, Hausman & Wood, PLC
(Name – *if individual, state last, first, middle name*)

201 4th Avenue North, Suite 1050, P.O. Box 190663, Nashville, Tennessee 37219-0663
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008 E
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

119
3/21

OATH OR AFFIRMATION

I, John Van, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partner Capital Group, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Van
Signature

COO / CCO
Title

Shantell Simon
Notary Public

SHANTELL A. SIMON
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

My Commission Expires March 7, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Table of Contents

December 31, 2007

PH H&W PURYEAR HAMILTON HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

201 Fourth Avenue North · Suite 1050 · PO Box 190663 · Nashville, Tennessee 37219-0663
Phone 615/259-9038 · Fax 615/242-9462

Independent Auditors' Report

Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Partner Capital Group, LLC (the Company), a Tennessee limited liability company, as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Capital Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 25, 2008

James E. Hamilton, CPA · Jeffrey J. Hausman, CPA · Ronald T. Wood, CPA · Jami A. Pope, CPA

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Financial Condition

December 31, 2007

Assets

Receivables from clients and investment managers, net of allowance for doubtful accounts of $16,566	$ 361,400
Cash and cash equivalents	44,982
Other assets	1,011
Total assets	$ 407,393

Liabilities and Members' Equity

Liabilities:	
Payables to broker-dealers and agents	$ 326,339
Accounts payable - Trade	8,236
Accounts payable - Related party	5,583
Accrued expenses	17,857
Total liabilities	358,015
Members' equity	49,378
Total liabilities and members' equity	$ 407,393

See independent auditors' report and accompanying notes to financial statements.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Income and Changes in Members' Equity

For the Year Ended December 31, 2007

Revenues:	
Fees for account supervision, investment advisory, and administrative services	$ 60,706
Hedge fund fees	675,576
Interest and dividends	2,325
Other income	1,830
Total revenues	740,437
Expenses:	
Commissions expense	546,562
Compliance fee	55,000
Shared expenses	12,000
Bad debt expense	16,566
Professional fees	38,647
Licenses and permits	9,989
Rebate from NASD	(35,000)
Office expense	4,627
State franchise tax	494
Total expenses	648,885
Net income	91,552
Member's equity at beginning of year	122,350
Member distributions	(164,524)
Members' equity at end of year	$ 49,378

See independent auditors' report and accompanying notes to financial statements.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 91,552
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Change in allowance for doubtful accounts	(8,837)
(Increase) decrease in certain operating assets:	
Receivables from clients and investment managers	(264,843)
Other assets	(686)
Increase (decrease) in certain operating liabilities:	
Payables to broker-dealers and agents	324,401
Accounts payable - Trade	8,236
Accounts payable - Related party	3,324
Accrued expenses	107
Net cash provided by (used for) operating activities	153,254
Cash flows from investing activities:	
Member distributions	(164,524)
Net cash provided by (used for) investing activities	(164,524)
Increase (decrease) in cash and cash equivalents	(11,270)
Cash and cash equivalents - Beginning of year	56,252
Cash and cash equivalents - End of year	$ 44,982

See independent auditors' report and accompanying notes to financial statements.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Notes to Financial Statements

December 31, 2007

(1) Summary of Significant Accounting Policies

(a) Nature of Company Operations

Partner Capital Group, LLC (the Company), a Tennessee limited liability company, began operations as a broker-dealer in 2006 under the laws of the State of Tennessee. The Company was originally formed in 1996, and operated as an investment advisory company under the name Van Advisors, Inc., with subsequent name and structure changes of Van Hedge Fund Advisors International, Inc., Van Hedge Fund Advisors International, LLC, Hillsboro Capital, LLC, and then the current name of Partner Capital Group, LLC. During 2006, the Company became a non-public broker-dealer, and is currently a member of the Financial Industry Regulatory Authority (FINRA). The Company operated as a single member Tennessee Limited Liability Company that was wholly-owned by Greenwich Alternative Investments, LLC (GAI), formerly known as Van Hedge Funds, LLC and Greenwich-Van, LLC, through October 31, 2007. Effective November 1, 2007, the Company's units held by GAI were purchased by Thomas Whelan, P. Cocke and Co., LLC, and John Van.

The Company is currently engaged in two lines of business: (1) a securities broker-dealer, and (2) an investment advisor. A substantial portion of the Company's revenue comes from these two lines of business.

(b) Accrual Basis

The financial statements of the Company are prepared using the accrual basis of accounting, under which revenue is recognized when earned rather than when collected and expenses are recognized when incurred rather than when disbursed.

(c) Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(d) **Receivables From Clients and Investment Managers and Related Payables**

Fees income and the related commissions expenses are accrued on a monthly basis and are generally collectible after the end of a calendar quarter. Commissions expenses are calculated as a percentage of the related fees earned for investment advisory services and hedge fund activities.

Management provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The allowance for doubtful accounts is established through a provision for receivable losses charged to expense. Management's estimate of doubtful accounts is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management's estimate of the allowance for doubtful accounts could change. For the year ended December 31, 2007, bad debt expense totaled $16,566, which is the allowance for doubtful accounts at year end. At December 31, 2007, $11,976 of receivables from a client are greater than ninety days old, and are fully allowed for. The Company has not established a policy to assess late fees and interest on delinquent accounts. No accounts are on a non-accrual status.

(e) **Recognition of Fees**

Fees for account supervision and investment advisory services earned relate to quarterly advisory fees charged on accounts advised by the Company. While these fees are received quarterly, they are recognized as earned on a pro-rata basis over the lives of the investments.

Fees earned on hedge fund activities generally result from the Company introducing funds and fund managers to investors. The Company earns commissions from these activities, and does not value or have any input in the valuation of client securities and portfolios. Most such fees are received on a quarterly basis, and are recognized as earned on a pro-rata basis over the lives of the investments.

(f) **State Income Taxes**

The Company's members have elected to have the Company's income taxed as a partnership under provisions of the Internal Revenue Code; therefore, taxable income or loss is reported to the members for inclusion in their tax returns. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for Tennessee state franchise and excise taxes.

(Continued)

(g) **Cash and Cash Equivalents**

Cash and cash equivalents include funds held in interest-bearing accounts and dividend-bearing money market accounts with an original maturity of three months or less.

(2) Receivables From Clients and Investment Managers and Payables to Broker-Dealers and Agents

Amounts receivable from clients and investment managers and the related commissions payables to broker-dealers and agents at December 31, 2007 consist of the following:

Client paid fees receivable	$ 28,175
Hedge fund fees receivable	348,431
Other receivables	1,360
	377,966
Less: Allowance for doubtful accounts	(16,566)
Total receivables	$ 361,400
Commissions payable	$ 326,339
Total payables	$ 326,339

(3) Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each of the counter-parties.

The Company periodically maintains cash balances in excess of the Federal Deposit Insurance Corporation's insured maximum amount of $100,000. There is a risk of loss in the event of a bank failure.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as

(Continued)

defined, shall not exceed 15:1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2007, the Company had net capital of $(312,024), which was $(335,891) less than its required net capital of $23,867. The Company's net capital ratio was negative 1.15 to 1.00, which puts them in violation of the requirements of SEC Rule 15c3-1.

(5) **Transactions with Related Parties**

Effective January 1, 2007, the Company entered into an Expense Sharing Agreement (the Agreement) with GAI, in which GAI charges the Company $55,000 annually for compliance services, charged monthly on a pro-rata basis. Additionally, the Company pays GAI a sum of $1,000 per month for general and administrative services, as part of the Agreement. A total of $67,000 of expense was incurred by the Company as a result of the Agreement, of which $5,583 is payable at December 31, 2007.

(6) **Rebate from NASD**

In July 2007, NASD merged with the enforcement and arbitration divisions of the New York Stock Exchange, and formed the Financial Industry Regulatory Authority (FINRA). At the time of the merger, NASD agreed to a payout to each small broker-dealer of a one-time reimbursement of past fees of $35,000, which was received by the Company in 2007.

(7) **Subsequent Event**

Subsequent to year end, but before issuance of this report, the Company's members contributed capital and took other steps in order to cure the deficiency in net capital reported as of December 31, 2007.

SUPPLEMENTARY INFORMATION

PURYEAR HAMILTON HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

201 Fourth Avenue North · Suite 1050 · PO Box 190663 · Nashville, Tennessee 37219-0663
Phone 615/259-9038 · Fax 615/242-9462

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

We have audited the accompanying financial statements of Partner Capital Group, LLC, a Tennessee limited liability company, as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 25, 2008

James E. Hamilton, CPA · Jeffrey J. Hausman, CPA · Ronald T. Wood, CPA · Jami A. Pope, CPA

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net capital:		
Total members' capital qualified for Net capital		$ 49,378
Deductions and/or charges:		
Nonallowable assets from Statement of Financial Condition:		
Receivables from clients and investment managers	$ 361,400	
		361,400
Net capital before haircuts on securities positions		(312,022)
Haircuts on securities:		
Other securities		2
Net capital		$ (312,024)

Computation of Basic Net Capital Requirement

Net capital requirement, the greater of:		$ 23,867
1/15 of aggregate indebtedness	$ 23,867	
Minimum dollar requirement	$ 5,000	
Net capital		(312,024)
Deficiency in net capital		$ (335,891)

Computation of Aggregate Indebtedness

Aggregate indebtedness:	
Items included in Statement of Financial Condition:	
Payables to broker-dealers and agents	$ 326,339
Accounts payable - Trade	8,236
Accounts payable - Related party	5,583
Accrued expenses	17,857
Total aggregate indebtedness	$ 358,015

Computation of Basic Net Capital Requirement to Aggregate Indebtedness

Total aggregate indebtedness	$ 358,015
1/15 of aggregate indebtedness	$ 23,867
Deficiency in net capital at 1,000% (net capital, less 10% of aggregate indebtedness)	$ (347,825)
Ratio: Aggregate indebtedness to net capital	(1.15) to 1.00

The above computation agreed to the amended calculation filed by the broker-dealer for the quarter ended December 31, 2007.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

Exemptive Provisions - An exemption from Rule 15c3-3 claimed under Section (k)(2)(i) - During 2007, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

Exemptive Provisions - An exemption from Rule 15c3-3 claimed under Section (k)(2)(i) - During 2007, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2007

This requirement is not applicable to Partner Capital Group, LLC. During 2007, there were no custody transactions or customer accounts.

See independent auditors' report on supplementary information.

PARTNER CAPITAL GROUP, LLC
A TENNESSEE LIMITED LIABILITY COMPANY

Statement of Financial Condition

December 31, 2007

	Allowable	Non-Allowable	Total
Assets			
Receivables from clients and investment managers, net of allowance for doubtful accounts of $16,566	$ -	$ 361,400	$ 361,400
Cash and cash equivalents	44,982	-	44,982
Other assets	1,011	-	1,011
Total assets	$ 45,993	$ 361,400	$ 407,393
Liabilities and Members' Equity			
Liabilities:			
Payables to broker-dealers and agents	$ 326,339	$ -	$ 326,339
Accounts payable - Trade	8,236	-	8,236
Accounts payable - Related party	5,583	-	5,583
Accrued expenses	17,857	-	17,857
Total liabilities	358,015	-	358,015
Members' equity			49,378
Total liabilities and members' equity			$ 407,393

See independent auditors' report on supplementary information.

PH H&W PURYEAR HAMILTON HAUSMAN & WOOD, PLC
CERTIFIED PUBLIC ACCOUNTANTS

201 Fourth Avenue North · Suite 1050 · PO Box 190663 · Nashville, Tennessee 37219-0663
Phone 615/259-9038 · Fax 615/242-9462

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming Exemption from SEC Rule 15c3-3

Board of Directors
Partner Capital Group, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Partner Capital Group, LLC (the Company), a Tennessee limited liability company, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by SEC Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3.

James E. Hamilton, CPA · Jeffrey J. Hausman, CPA · Ronald T. Wood, CPA · Jami A. Pope, CPA

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified certain deficiencies in internal control, and have reported them to management and those charged with governance on February 25, 2008 in a separate letter. However, we identified the following deficiency in control activities that we considered to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

The Company did not maintain the required minimum net capital and required ratio of aggregate indebtedness to net capital at December 31, 2007, as defined in SEC Rule 15c3-1. This deficiency was identified on January 25, 2008. On February 5, 2008, the Company's members contributed capital and took other steps in order to cure this deficiency going forward.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives, except as noted in the proceeding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Puryear, Hamilton, Hausman & Wood, PLC

Nashville, Tennessee
February 25, 2008

END